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                            August 12, 2021

       Tim Armes
       Chief Executive Officer
       The 4Less Group, Inc.
       106 W. Mayflower
       Las Vegas, Nevada 89030

                                                        Re: The 4Less Group,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 5,
2021
                                                            File No. 333-258521

       Dear Mr. Armes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services